SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated June 13, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated June 13, 2014 the company reported the summary of the resolution adopted by the Shareholders Meeting:

1. Appointment of two shareholders to sign the minutes of the Shareholders Meeting:
The Shareholders Meeting approved by majority vote the appointment of the representatives of the Bank of New York Mellon (BONY), ANSES FGS and IRSA Inversiones y Representaciones S.A to approve and sign the minutes of the Shareholders Meeting.

2.Consideration of an anticipated cash dividend, up to the sum of ARS 240,000,000; and consideration of Special Quarterly Financial Statements 12/31/2013 taken as base for the calculation.
The Shareholders Meeting approved by majority vote (I) Special Audited Financial Statements 12/31/2013 for a six month period; (II) anticipated cash dividend of ARS 240,000,000 charged to current fiscal year and weighed proportional for ownership; (III)  Authorize the Board to put the dividend in disposition within current legal term.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 16, 2014